111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

October 2, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, California Municipal Portfolio of Closed-End Funds Trust, Series 1
(the “Fund”)

(File No. 333-198250) (CIK 1616978)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2014. We received comments from the staff of the Commission in a letter from Anu Dubey on September 19, 2014 requesting that we make certain changes to the Registration Statement. Those comments were discussed in subsequent telephone conversations between Ms. Dubey and Matthew T. Wirig on September 25, 2014 and October 1, 2014. We have addressed those comments herein and the prospectus has been revised in accordance with the comments of the staff.

The following are our responses to the Commission’s comments:

Comment 1

The comment requested that on page A-3 under “Investment Summary—Strategy of Portfolio Selection” we replace the term “assets” in the second and third place it is used with “net assets, plus the amount of any borrowings for investment purposes.” As discussed with Ms. Dubey, unit investment trusts generally cannot employ leverage so we believe that this additional language is unnecessary and may cause unnecessary confusion. Accordingly, as discussed with Ms. Dubey, we have not made any changes to this language. The comment also requested that we replace “to invest…their assets so that at least 80% of the income that they distribute will be exempt…from federal and California income tax” with “to invest…its assets so that at least 80% of the income that it distributes will be exempt…from federal and California income tax.” We have made this change in accordance with the comment of the staff. The comment also requested that we add disclosure that the income distributed may not be exempt from alternative minimum tax. We have added disclosure in accordance with the staff’s comment.

Comment 2

The comment requested that we disclose that the investment policies on page A-3 under “Investment Summary—Strategy of Portfolio Selection” are fundamental policies of the Trust.

We have added disclosure to page A-3 in accordance with the staff’s comment.

Comment 3

The comment requested that we remove the language “it is expected that” from the fourth sentence on page A-3 under “Investment Summary—Strategy of Portfolio Selection”. As discussed with Ms. Dubey, we have determined that this sentence is not necessary and have removed it from the prospectus.

Comment 4

The comment notes certain inconsistencies between the last sentence on page A-3 under “Investment Summary—Strategy of Portfolio Selection” stating that the Sponsor used no maturity or credit quality policies in selecting Securities for the Trust and certain disclosures on pages B-3 and B-5 of the prospectus. We have revised the language on pages A-3, B-3 and B-5 of the prospectus to reconcile these inconsistencies in accordance with the staff’s comment.

Comment 5

The comment requested that we add language to page A-3 under “Investment Summary—Strategy of Portfolio Selection” stating that the Trust may invest in high-yield debt obligations, or “junk bonds”. We have added this language in accordance with the staff’s comment.

Comment 6

The comment requested that we explain how the disclosure regarding average credit quality of the overall portfolio of Municipal Funds purchased by the Trust was rated “A” or better by a major bond rating agency is consistent with FINRA Rule 2210(d) and FINRA staff’s interpretations thereof. After further discussion with Ms. Dubey, it was determined to replace the language on page B-3 with a more general statement about the Sponsor’s review of the credit quality of the portfolios of Municipal Funds and to move that paragraph from Page B-3 to “Investment Summary—Strategy of Portfolio Selection” on Page A-3.

The staff requested that the registrant represent in writing that that it will not use the staff's comment process as a defense in any securities related litigation against it (i.e., a "Tandy" letter). The Sponsor will include a Tandy letter with the final pricing amendment filing of the Registration Statement.

We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about October 9, 2014. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By    /s/ SCOTT R. ANDERSON

Scott R. Anderson